Exhibit 2.1
DESCRIPTION OF SHARE CAPITAL
General
The following is a description of the material terms of our share capital as provided in our amended and restated articles of association. The summaries and descriptions below do not purport to be complete statements of the relevant provisions. For a complete description, we refer you to, and the following summaries and descriptions are qualified in their entirety by reference to our amended and restated articles of association, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. The summaries and descriptions below do not purport to be complete statements of the Companies Act 2006. We have only one class of shares outstanding, which are ordinary shares, par value $0.001 per share. Prior to the completion of our initial public offering, an ordinary resolution was adopted by our shareholders authorizing our board of directors (generally and unconditionally) to allot equity securities, or to grant rights to subscribe for or to convert or exchange any security, including convertible preference shares, convertible debt securities and exchangeable debt securities of a subsidiary, into shares of Venator, up to an aggregate nominal amount of $200,000, which would equal 200,000,000 shares based on the $0.001 par value per share, and to exclude preemptive rights in respect of such issuances. Such authority was granted for five years, but we may seek renewal for additional five year terms more frequently.
Ordinary Shares
Dividend Rights
Subject to the provisions of English law and any preferences that may apply to preferred ordinary shares outstanding at the time, holders of outstanding ordinary shares are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may determine from time to time. All dividends are declared and paid in proportions based on the amounts paid up on the shares in respect of which the dividend is paid. Any dividend unclaimed after a period of 12 years from the date such dividend was declared shall, if the board of directors so resolves, be forfeited and shall revert to us. In addition, the payment by our board of directors of any unclaimed dividend, interest or other sum payable on or in respect of an ordinary share into a separate account shall not constitute us as a trustee in respect thereof. For further information regarding the payment of dividends under English law, see "—Differences in Corporate Law—Distributions and Dividends."
Voting Rights
Each outstanding ordinary share is entitled to one vote on all matters submitted to a vote of shareholders. Holders of ordinary shares shall have no cumulative voting rights. Subject to any rights or restrictions attached to any shares on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder. None of our shareholders will be entitled to vote at any general meeting or at any separate class meeting in respect of any share unless all calls or other sums payable in respect of that share have been paid.
Preemptive Rights
There are no rights of preemption under our articles of association in respect of transfers of issued ordinary shares. In certain circumstances, our shareholders may have statutory preemption rights under the Companies Act 2006 in respect of the allotment of new shares as described in "—Differences in Corporate Law—Preemptive Rights." These statutory pre-emption rights would require us to offer new shares for allotment to existing shareholders on a pro rata basis before allotting them to other persons, unless shareholders dis-apply such rights by a special resolution for a period of not more than five years at a shareholders' meeting. These pre-emption rights have been dis-applied by our shareholders and we intend to propose equivalent resolutions in the future once the initial period of dis-application has expired. In any circumstances where the pre-emption rights have not been dis-applied, the procedure for the exercise of such statutory pre-emption rights would be set out in the documentation by which such ordinary shares would be offered to our shareholders.
Conversion or Redemption Rights
Our ordinary shares are neither convertible nor redeemable, provided that our board of directors has the right to issue additional classes of shares in the Company (including redeemable shares) on such terms and conditions, and with such rights attached, as it may determine.
Liquidation Rights
Holders of ordinary shares are entitled to participate in any distribution of assets upon a liquidation after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred ordinary shares then outstanding. A liquidator may, with the sanction of a special resolution and any other sanction required by the Insolvency Act 1986, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.
Variation of Rights
The rights or privileges attached to any class of shares may (unless otherwise provided by the terms of the issue of the shares of that class) be varied or abrogated by (i) the written consent of the holders of 3/4 in nominal value of the issued shares of that class (excluding any shares held as treasury shares) or (ii) a special resolution passed at a general meeting of the shareholders of that class.
Capital Calls
Our board of directors has the authority to make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall pay to us as required by such notice the amount called on its shares. If a call remains unpaid after it has become due and payable, and the 14 clear days' notice provided by our board of directors has not been complied with, any share in respect of which such notice was given may be forfeited by a resolution of our board of directors.
Transfer of Shares
Our share register is maintained by our registrar, Computershare Trust Company, N.A. Registration in this share register is determinative of share ownership. A shareholder who holds our shares through DTC is not the holder of record of such shares. Instead, the depositary (for example, Cede & Co., as nominee for DTC) or other nominee is the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares through DTC to a person who also holds such shares through DTC will not be registered in our official share register, as the depositary or other nominee will remain the record holder of such shares. The directors may decline to register a transfer:
• of a share that is not fully paid, provided that the refusal does not disturb the market in those shares, or on which we have a lien, it being noted that the directors will not exercise this power capriciously or otherwise than in accordance with their fiduciary duties as directors of the Company;
• of a share that is not duly stamped (if required);
• of a share that is not accompanied by the certificate of the share to which it relates or such other evidence reasonably required by the directors to show the right of the transferor to make the transfer;
• of a default share where the holder has failed to provide the required details to us under "—Other English Law Considerations—Disclosure of Interests in Shares," subject to certain exceptions;
• in respect of more than one class of share; or
• where, in the case of a transfer to joint holders of a share, the number of joint holders to whom the share is to be transferred exceeds four.
Limitations on Ownership
Under English law and our articles of association, there are no limitations on the right of non-residents of the U.K. or owners who are not citizens of the U.K. to hold or vote our ordinary shares.
Preferred Ordinary Shares
Subject to there being an unexpired authority to allot shares, our articles of association permit our board of directors to issue shares with rights to be determined by our board of directors at the time of issuance, which may include such powers, designations, preferences and relative participating, optional or other special rights and qualifications, limitations and restrictions attaching thereto as our board of directors may determine, including, without limitation, rights to (i) receive dividends (which may include, without limitation, rights to receive preferential or cumulative dividends), (ii) distributions made on a winding up of the Company and (iii) be convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of shares, at such prices or prices (subject to the Companies Act 2006) or at such rates of exchange and with such adjustments as may be determined by our board of directors. We do not have any preferred ordinary shares outstanding, and we have no present intention to issue any preferred ordinary shares.
Articles of Association and English Law Considerations
Directors
Number
Our articles of association provide for a minimum number of two and a maximum number of nine directors, and that otherwise the number of directors shall be as determined by our board of directors from time to time (but the total number of directors may not exceed the number fixed in accordance with our articles of association, being nine directors). Directors may be appointed by any ordinary resolution of shareholders or by the board, as described below under "—Appointment and Retirement of Directors." Each director elected shall hold office until his or her successor is elected or until his or her earlier resignation or removal in accordance with the articles of association.
Appointment and Retirement of Directors
The directors shall have power to appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that person is not prohibited to act as a director under English law and so long as the total number of directors shall not exceed nine.
Our directors are appointed at each annual general meeting of the company by ordinary resolution. Shareholders may by ordinary resolution elect any person who is willing to act as a director either to fill a vacancy or as an addition to the existing directors, provided that person is not prohibited to act as a director under English law. If at a meeting it is proposed to vote upon a number of resolutions for the appointment of a person as a director that exceeds the total number of directors that may be appointed to our board of directors at that meeting, the persons that shall be appointed shall first be the person who receives the greatest number of "for" votes, and then shall second be the person who receives the second greatest number of "for" votes, and so on, until the number of directors so appointed equals the total number of directors that may be appointed to the board at such meeting.
If the number of directors is less than the minimum prescribed by the articles of association, the remaining director may act only for the purposes of appointing additional directors or convening a general meeting of the shareholders for the purposes of making such appointment. A director appointed in this manner shall hold office until the next annual general meeting unless such director is reappointed during the meeting.
Indemnity of Directors
Under our articles of association, and subject to the provisions of the Companies Act 2006, each of our directors is entitled to be indemnified by us against all costs, charges, losses, expenses and liabilities incurred by such director or officer in the execution and discharge of his or her duties or in relation to those duties. The Companies Act 2006 renders void an indemnity for a director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director, as described in "—Differences in Corporate Law—Liability of Directors and Officers."
Shareholders' Meetings
Each year, we hold a general meeting of our shareholders in addition to any other meetings held in that year, and will specify the meeting as such in the notice convening it. The annual general meeting will be held at such time and place as the directors, the chairman, the chief executive officer, the president or the secretary may appoint. The arrangements for the calling of general meetings are described in "—Differences in Corporate Law—Notice of General Meetings." No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment of a chairman, which appointment shall not be treated as part of the business of a meeting. Our articles of association will provide that the necessary quorum at any general meeting of shareholders (or adjournment thereof) shall be the holders of ordinary shares who together represent at least the majority of the voting rights of the Company, present in person or by proxy, at such meeting.
Requisitioning Shareholder Meetings
Subject to certain conditions being satisfied, shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings can require the directors to call a general meeting. If any shareholder requests, in accordance with the provisions of the Companies Act 2006, us to (a) call a general meeting for the purposes of bringing a resolution before the meeting, or (b) give notice of a resolution to be proposed at a general meeting, such request must (in addition to any other statutory requirements and other requirements set forth in our articles of association):
• set forth the name and address of the requesting person and equivalent details of any person associated with it or him (in the manner contemplated by the articles of association), together with details of all interests held by it or him (and their associated persons) in us;
• if the request relates to any business the member proposes to bring before the meeting, set forth a comprehensive description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the text of the proposal (including the complete text of any proposed resolutions) and any material interest in such business of the requesting person and certain persons associated with him;
• set forth, as to each person (if any) whom the shareholder proposes to nominate for appointment or reappointment to the board of directors all information that would be required to be disclosed by us in connection with the election of directors, and such other information as we may require to determine the eligibility of such proposed nominee for appointment to the board.
Exclusive Forum
Unless we consent in writing to the selection of an alternative forum, (A) the exclusive forum for (i) any derivative action, dispute or proceeding brought on behalf of our company, (ii) any action, dispute or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or shareholder of our company to our company or our shareholders, (iii) any action, dispute or proceeding asserting a claim arising under, or governed by, English law or our articles of association, and (iv) any action, dispute or proceeding asserting a claim governed by the internal affairs doctrine in the United States shall, to the fullest extent permitted by law, be exclusively brought in the courts of England and Wales; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of any action, dispute or proceeding arising under the United States Securities Act of 1933, as amended.

Other English Law Considerations
Mandatory Purchases and Acquisitions
Pursuant to sections 979 to 982 of the Companies Act 2006, where a takeover offer has been made for us and the offeror has, by virtue of acceptances of the offer, acquired or unconditionally contracted to acquire not less than 90% of the voting rights carried by the shares to which the offer relates, the offeror may give notice to the holder of any shares to which the offer relates that the offeror has not acquired or unconditionally contracted to acquire that it desires to acquire those shares on the same terms as the general offer. Such notice must be sent within three months of the last day on which the offer can be accepted in the prescribed manner. The squeeze-out of the minority holders can be completed at the end of six weeks from the date the notice has been given, subject to the minority holders failing to successfully lodge an application to the court to prevent such squeeze-out any time prior to the end of those six weeks. The offeror can then execute a transfer of the outstanding shares in its favour and pay the consideration to the company, which we would be held on trust for the outstanding minority holders. The consideration offered to the outstanding minority holders whose shares are compulsorily acquired under the Companies Act 2006 must, in general, be the same as the consideration that was available under the takeover offer.
If a takeover offer is structured as a scheme of arrangement pursuant to Part 26 of the Companies Act 2006, the scheme, and therefore takeover, would need to be approved by a majority in number representing 75% in value of the shareholders of class of shareholders voting, whether in person or by proxy. If approved (including by the court), the scheme, and therefore takeover, would be binding on 100% of the shareholders.
    Sell-Out
Sections 983 to 985 of the Companies Act 2006 also give minority holders in the Company a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of our shares. If, prior to the expiration of the acceptance period for such offer, the offeror has acquired or unconditionally agreed to acquire not less than 90% in value of the voting shares and not less than 90% of the voting rights carried by those shares, then the holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire his or her shares by way of a written communication. The offeror may impose a time limit on the rights of minority holders to be bought out that is not less than three months after the end of the acceptance period (or, if later, three months from the date of the notice to be provided under section 984(3) of the Companies Act 2006). If a holder exercises his or her rights to be bought out, the offeror is required to acquire those shares on the terms of the offer or on such other terms as may be agreed.
U.K. City Code on Takeovers and Mergers
Currently, a majority of our board of directors resides outside of the U.K., the Channel Islands and the Isle of Man. Based upon our current board and management structure and our intended plans for our directors and management, for the purposes of the Takeover Code, we are considered to have our place of central management and control outside the U.K., the Channel Islands or the Isle of Man. Therefore, the Takeover Code should not apply to us. It is possible that in the future circumstances could change that may cause the Takeover Code to apply to us. The Takeover Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person:
• acquires an interest in our shares that, when taken together with shares in which persons acting in concert with such person are interested, carries 30% or more of the voting rights of our shares; or
• who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the company acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer, and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.
Disclosure of Interest in Shares
Section 793 of the Companies Act gives us the power to require persons whom we know have, or whom we have reasonable cause to believe have, or within the previous three years have had, any ownership interest in any of our shares, to disclose prescribed particulars of those shares. For this purpose, default shares includes any of our shares allotted or issued after the date of the Section 793 notice in respect of those shares. Failure to provide the information requested in relation to any shares (the “default shares”) within the prescribed period after the date of sending the notice will result in restrictions being imposed on the default shares and sanctions being imposed against the holder of the default shares as provided within the Companies Act.
Under our articles of association, we will also withdraw certain voting rights of default shares if the relevant holder of default shares has failed to provide the information requested within the prescribed period after the date of sending the notice, depending on the level of the relevant shareholding (and unless our board of directors decides otherwise).
Distributions & Dividends
Under English law, dividends and distributions may only be made from distributable profits. "Distributable profits" generally means accumulated realized profits, so far as not previously utilized by distribution or capitalization, less accumulated realized losses, so far as not previously written off in a reduction or reorganization of capital, duly made. This would include reserves created by way of a court-approved reduction of capital. For further information regarding the payment of dividends under English law, see "—Differences in Corporate Law—Distributions and Dividends."
Purchase of Own Shares
Under English law, a public limited company may purchase its own shares only out of the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of financing the purchase. A limited company may not purchase its own shares if as a result of the purchase there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Subject to the foregoing, because the NYSE is not a "recognized investment exchange" under the Companies Act 2006, we may purchase our own fully paid shares only pursuant to a purchase contract authorized by ordinary resolution of the holders of our ordinary shares before the purchase takes place. Any authority will not be effective if any shareholder from whom we propose to purchase shares votes on the resolution and the resolution would not have been passed if such shareholder had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire. In 2018, our shareholders approved the repurchase of shares through two approved forms of repurchase contract, which are each valid until May 31, 2023. For further information, see "—Differences in Corporate Law—Repurchases and Redemptions of Shares."
Anti-Takeover Provisions
Certain provisions in our articles of association are intended to have the effect of delaying or preventing a change in control or changes in our management. For example, our articles of association include provisions that establish an advance notice procedure for shareholder approvals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors. U.K. law also prohibits the passing of written shareholder resolutions by public companies. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management, even if these events would be beneficial for our shareholders.
In addition, our articles of association provides that, in general, from and after the first date on which Huntsman ceases to beneficially own at least 15% of our outstanding voting shares or from the date on which an interested shareholder became an interested shareholder, we may not engage in a business combination with such an interested shareholder for a period of three years after the time of the transaction in which the person became an interested shareholder.
The prohibition on business combinations with interested shareholders does not apply in some cases, including if:
• our board of directors, prior to the time of the transaction in which the person became an interested shareholder, approves (1) the business combination or (2) the transaction in which the shareholder becomes an interested shareholder;
• upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced; or
• the board of directors and the holders of at least two-thirds of our outstanding voting shares, excluding shares owned by the interested shareholder, approve the business combination on or after the time of the transaction in which the person became an interested shareholder.
As defined in our articles of association, an interested shareholder for the purposes of these provisions generally includes any person who, together with that person's affiliates or associates, (1) owns 15% or more of our shares entitled to vote generally in the election of directors or (2) is an affiliate or associate of the company and owned 15% or more of our shares entitled to vote generally in the election of directors at any time within the previous three years.
In addition, it is possible that in the future, circumstances could change that may cause the Takeover Code to apply to us. Please see "—U.K. City Code on Takeovers and Mergers."

Differences in Corporate Law
              Certain provisions of the Companies Act 2006 differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act 2006 applicable to us and the Delaware General Corporation Law relating to shareholders' rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and English law.

	England and Wales	Delaware
Number of Directors	Under the Companies Act 2006, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association. Our articles of association provide that the maximum number of directors is nine.
Under Delaware law, a corporation must have at least one director. The number of directors of a corporation is fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors must be made by amendment of the certificate of incorporation. Delaware law does not contain specific provisions requiring a majority of independent directors.

Removal of Directors	Under the Companies Act 2006, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided that 28 clear days’ notice of the resolution is given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act 2006 must also be followed (such as allowing the director to make representations against his or her removal either at the meeting or in writing).
Under Delaware law, directors may be removed from office, with or without cause, by a majority stockholder vote, except:
(i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause; and
(ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director can be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board, or, if there are classes of directors, at an election of the class of directors of which such director is a part.

Vacancies on the Board of Directors	Under English law, the procedure by which directors (other than a company’s initial directors) are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually. Our articles of association provide that our directors have the power to appoint directors either to fill a vacancy or as an additional director.	Under Delaware law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, although less than a quorum, or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or bylaws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director (in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class will fill such vacancy).

Shareholder Action by Written Consent	A public company can only pass a shareholders’ resolution by way of a vote taken at a meeting of its members. Accordingly, public companies cannot pass a written resolution by sanction of its members, and the relevant approval must be obtained by the company in a duly convened and held general meeting.	Under Delaware law, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if a written consent to the action is signed by stockholders holding at least a majority of the voting power. If a different proportion of voting power is required for an action at a meeting, then that proportion of written consents is also required.
Annual General Meeting	Under the Companies Act 2006, a public limited company must hold an annual general meeting in the six-month period following the company’s annual accounting reference date.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated by the board of directors or as provided in the certificate of incorporation or by the by-laws.
General Meeting
Under the Companies Act 2006, a general meeting of the shareholders of a public limited company may be called by the directors.
Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding any paid up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain time period, may themselves convene a general meeting.
Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
Notice of General Meetings	Under the Companies Act 2006, subject to a company’s articles of association providing for a longer period, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters (such as the removal of directors or auditors) require special notice, which is at least 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws or under other portions of Delaware law, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and must specify the place, if any, date, hour, and the purpose or purposes of the meeting.

Proxy	Under the Companies Act 2006, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.
Issues of New Shares
Under the Companies Act 2006, the board of directors may issue new shares in the company, provided that they are authorized to do so either by (i) a provision of the company’s articles of association, or (ii) a resolution of the company’s shareholders.
Any authorization provided to the directors must specify (a) the maximum amount of shares which may be allotted under it, and (b) the expiry date of the authorization, which must not be more than five years following the date of incorporation of the company or the date of passing of the relevant authorizing resolution, as applicable.
Prior to the completion of our IPO, an ordinary resolution was adopted by our shareholders to authorize our board of directors (generally and unconditionally) to allot equity securities, or to grant rights to subscribe for or to convert or exchange any security, including convertible preference shares, convertible debt securities and exchangeable debt securities of a subsidiary, into shares of Venator, up to an aggregate nominal amount of $200,000, and to exclude preemptive rights in respect of such issuances. Such authority was granted for five years, but we may seek renewal for additional five year terms more frequently.
Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. The board may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Reduction of Share Capital
Under the Companies Act 2006, a public company may reduce or cancel its issued share capital in accordance with the provisions of the Companies Act 2006 if the reduction of capital has been approved by a special resolution of shareholders in general meeting and the reduction of capital has been confirmed by the court.
The special resolution of shareholders will need to specify the exact amount of the proposed reduction, although a public company cannot reduce its share capital below the minimum share capital requirements under the Companies Act 2006 (i.e. £50,000, of which at least one quarter must be fully paid up).

Under Delaware law, a corporation, by resolution of its board of directors, may retire any shares of its capital stock that are issued but are not outstanding. Whenever any shares of the capital stock of a corporation are retired, they resume the status of authorized and unissued shares of the class or series to which they belong unless the certificate of incorporation otherwise provides.
Under Delaware law, a corporation may, under certain circumstances, by resolution of its board of directors, reduce its capital. No reduction of capital may be made or effected unless the assets of the corporation remaining after such reduction are sufficient to pay any debts of the corporation for which payment has not been otherwise provided. A reduction of capital will not release any liability of any stockholder whose shares have not been fully-paid.

Preemptive Rights	Under the Companies Act 2006, equity securities (being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution (the “ordinary shares”) or (ii) rights to subscribe for, or to convert securities into, ordinary shares) proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise, in each case in accordance with the provisions of the Companies Act 2006. These pre-emption rights have been dis-applied for a period of five years by our shareholders in connection with our IPO and we intend to propose equivalent resolutions in the future once the initial period of dis-application has expired.	Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation or any amendment thereto, or in the resolution or resolutions providing for the issue of such shares adopted by the board of directors pursuant to authority expressly vested in it by the provisions of its certificate of incorporation, a stockholder does not, by operation of law, possess pre-emptive rights to subscribe to additional issuances of the corporation’s capital stock.
Bonus Issue of Shares	Under the Companies Act 2006, if a company’s articles of association permit a bonus issue of shares, the board of directors may be authorized to capitalize certain reserves or profits and use those to issue bonus shares in accordance with the terms of the articles of association and the provisions of the Companies Act 2006.	Under Delaware law, by resolution of the board of directors, dividends may be paid in shares of the corporation’s capital stock.

Distributions and Dividends
Under English law, dividends and distributions may only be made from distributable profits. “Distributable profits” generally means accumulated realized profits, so far as not previously utilized by distribution or capitalization, less accumulated realized losses, so far as not previously written off in a reduction or reorganization of capital, duly made. This would include reserves created by way of a court-approved reduction of capital.
In the case of a public limited company, additional rules relating to capital maintenance requirements are applicable and, accordingly, a public company can only make a distribution if (a)  at the time that the distribution is made, the amount of its net assets is not less than the total of its called up share capital and undistributable reserves, and (b)  to the extent that, the distribution itself, at the time it is made, does not reduce the amount of net assets to less than that total.
Undistributable reserves include the share premium account, the capital redemption reserve, the amount by which the company’s unrealized uncapitalised profits exceed its unrealized losses not written off, or any other reserve that the company is prohibited from distributing either by statute or by its constitutional documents.
The determination as to whether or not the company has sufficient distributable profits to fund a dividend or distribution must be made by reference to the “relevant accounts” of the company. Relevant accounts are always individual (not group) accounts and may be any of the following: (i) the company’s most recent annual accounts, (ii) specifically prepared interim accounts, or (iii) specifically prepared initial accounts.
Irrespective of the accounts used to justify the dividend or distribution, they must enable reasonable judgment to be made of the company’s profits, losses, assets and liabilities, include appropriate provisions, and include details of the company’s share capital and reserves (including undistributable reserves).
The process for declaring and paying dividends is usually set out in a company’s articles of association. Typically these will provide that (a) final dividends are declared by shareholders following a recommendation from the board of directors (often at the company’s annual general meeting), and (b) interim dividends can be decided solely by the board of directors
Dividends may be declared and paid in the form of cash, property, stock or other non-cash assets and may be paid in dollars or any other currency.

Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, directors may declare and pay dividends upon the shares of its capital stock either (i) out of its surplus or (ii) if the corporation does not have surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.
The excess, if any, at any given time, of the net assets of the corporation over the amount so determined to be capital is surplus. “Net assets” means the amount by which total assets exceed total liabilities.
Dividends may be paid in cash, in property, or in shares of the corporation’s capital stock.

Repurchases and Redemptions of Shares
Under English law, a company is free to purchase its own shares provided it is not restricted from doing so by its own articles of association.
A share repurchase can only be funded out of distributable profits or from the proceeds of a fresh issue of shares made for the purpose of financing the buyback. Public companies are not permitted to purchase their own shares out of capital.
Any repurchase of a company’s shares will require shareholder approval. For an “off-market” purchase, the relevant buyback contract must be approved by shareholders before the purchase unless the purchase is for the purposes of or pursuant to an employees’ share scheme and is being made under a general authority given by the shareholders. For a “market” purchase, the repurchase must be approved by an ordinary resolution of the shareholders, and it is common for listed companies to seek an annual authority from shareholders to repurchase shares at their annual general meeting. In connection with our IPO, our shareholders adopted ordinary resolutions permitting our board of directors to repurchase shares for a period of five years. We do not expect to repurchase any shares in the near future after the completion of the offering.
A public limited company has the authority to issue redeemable shares provided that this is permitted by its articles of association, and our articles of association permit such issuances. Shares which are capable of being redeemed must be issued as redeemable shares from the outset and, accordingly, a company cannot amend the terms attaching to a non-redeemable class of shares to make them redeemable. Under the Companies Act 2006, a company which has issued redeemable shares must ensure that it has at least one non-redeemable share in issue and, in the case of a public limited company, that the redemption does not reduce the share capital of the company below the statutory minimum (£50,000, of which one-quarter must be fully paid up) unless the company intends to re-register as a private limited company.

Under Delaware law, any stock of any class or series may be made subject to redemption by the corporation at its option or at the option of the holders of such stock or upon the happening of a specified event; provided however, that immediately following any such redemption the corporation must have outstanding one or more shares of one or more classes or series of shares, which share, or shares together, have full voting powers.
Any stock which may be made redeemable may be redeemed for cash, property or rights, including securities of the same or another corporation, at such time or times, price or prices, or rate or rates, and with such adjustments, as stated in the certificate of incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors.
Every corporation may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares; provided, however, that no corporation may (i) purchase or redeem its own shares of capital stock for cash or other property when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation, except that a corporation other than a non-stock corporation may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced (ii) purchase, for more than the price at which they may then be redeemed, any of its shares which are redeemable at the option of the corporation; or (iii) redeem any of its shares, unless their redemption is authorized by Delaware law and then only in accordance with its certificate of incorporation.

Liability of Directors and Officers	Under the Companies Act 2006, any provision (whether contained in a company’s articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void. Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act 2006, which provides exceptions for a company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company as long as he or she is successful in defending the claim or criminal proceedings); and (c) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).
Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for: (i) any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) willful or negligent declaration and payment of unlawful dividends, or unlawful share purchases or redemptions; or (iv) any transaction from which the director derives an improper personal benefit.
In addition, under Delaware law, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not such action is by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; provided, with respect to any criminal action or proceeding, there was no reasonable cause to believe the person’s conduct was unlawful; provided, further, that the corporation may not indemnify any person in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless determined otherwise by court order.

Voting Rights	Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act 2006, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attaching to treasury shares); or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right). Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote at a meeting. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting. If a poll is demanded, a special resolution is passed if it is approved by holders representing not less than 75% of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.
Shareholder Vote on Certain Transactions
The Companies Act 2006 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of restructurings, amalgamations, capital reorganizations or takeovers.
These arrangements require:
•the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and
•the approval of the court
Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires the approval of the board of directors and approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Standard of Conduct for Directors
Under English law, a director owes various statutory and fiduciary duties to the company, including:
•to act in the way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;
•to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;
•to act in accordance with the company’s constitution and only exercise his or her powers for the purposes for which they are conferred;
•to exercise independent judgment;
•to exercise reasonable care, skill and diligence;
•not to accept benefits from a third party conferred by reason of his or her being a director or doing (or not doing) anything as a director; and
•a duty to declare any interest that he or she has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.
Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances.
Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.
In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or breakup of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Shareholder Suits
Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management.
Notwithstanding this general position, the Companies Act 2006 provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:
•state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and
•allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or
•state the reasons for not making the effort.
Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Inspection of Books and Records
Under the Companies Act 2006, shareholders have rights including the right to:
•inspect and obtain copies of the minutes of all general meetings of the company and all resolutions of members passed other than at a general meeting;
•inspect copies of the register of members, register of directors, register of secretaries and other statutory registers maintained by the company;
•receive copies of the company’s annual report and accounts for each financial year;
•receive notices of general meetings of the company.
A company’s articles of association must be registered at Companies House and are therefore open to public inspection.
Shareholders do not have any right to inspect board minutes of the company.

Under Delaware law, any stockholder, in person or by attorney or other agent, does, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from:
(i) the corporation’s stock ledger, a list of its stockholders, and its other books and records; and
(ii) a subsidiary’s books and records, to the extent that:
(a) the corporation has actual possession and control of such records of such subsidiary; or
(b) the corporation could obtain such records through the exercise of control over such subsidiary, provided that as of the date of the making of the demand:
(1) the stockholder inspection of such books and records of the subsidiary would not constitute a breach of an agreement between the corporation or the subsidiary and a person or persons not affiliated with the corporation; and
(2) the subsidiary would not have the right under the law applicable to it to deny the corporation access to such books and records upon demand by the corporation.

Amendments of Constituent Documents	Under the Companies Act 2006, companies may only alter their articles of association by way of passing a special resolution of shareholders in general meeting.
Under Delaware law, corporation may amend its certificate of incorporation, from time to time, in any and as many respects as may be desired, so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of the filing of the amendment; and, if a change in stock or the rights of stockholders, or an exchange, reclassification, subdivision, combination or cancellation of stock or rights of stockholders is to be made, such provisions as may be necessary to effect such change, exchange, reclassification, subdivision, combination or cancellation.
The board of directors must adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. A majority of the outstanding shares entitled to vote thereon and a majority of the outstanding shares of each class entitled to vote thereon as a class must vote in favor of the amendment.
The holders of the outstanding shares of a class must be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.